LG Card’s Release from Receivership by Creditor Banks

On March 26, 2007, LG Card was released from receivership by 14 creditors, following their sales of LG Card shares to Shinhan Financial Group through tender offer.

Creditors consisted of the following: Korea Development Bank, National Agricultural Cooperative Federation, Kookmin Bank, Woori Bank, Shinhan Bank, Industrial Bank of Korea, Hana Bank, Citibank Korea, Samsung Life Insurance, Korea Life Insurance, Kyobo Life Insurance, Samsung Fire & Marine Insurance, LIG Insurance, and Dongbu Insurance.